CUSIP No. 05758P107

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

    Bakken Resources, Inc.

(Name of Issuer)

Common

(Title of Class of Securities)

05758P107

(CUSIP Number)

Allan G. Holms

1314 S. Grand, Ste #2-112

Spokane, WA 99201

(509) 979-5688

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 1, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 05758P107

1)	NAMES OF REPORTING PERSONS Allan G. Holms
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3)	SEC USE ONLY
4)	SOURCE OF FUNDS (See Instructions) PF
5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6)	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7)	SOLE VOTING POWER 26,590,000
	8)	SHARED VOTING POWER 0
	9)	SOLE DISPOSITIVE POWER 26,590,000
	10)	SHARED DISPOSITIVE POWER 0
11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,590,000
12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 46.87%
14)	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 05758P107

Item 1.	Security and Issuer.

This statement relates to the common stock, having no par value, (the “Common Stock”) of Bakken Resources, Inc. (the “Company” or “Issuer”). The principal executive office of the Company is 825 Great Northern Boulevard, Expedition Block , Suite 304 Helena, MT 59601.

Item 2.	Identity and Background.

This Schedule 13D is being filed by:

(a)	Allan G. Holms in his individual capacity.

(b)	The address of Mr. Holms is 1314 S. Grand, Ste #2-112, Spokane, WA 99201

(c)	Mr. Holms is a private business owner and investor.

(d)	During the last five years, Mr. Holms has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e)	During the last five years, Mr. Holms has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in Mr. Holms being subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Holms is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

Mr. Holms acquired 355,000 shares of Issuer Common Stock from Jay Eddington pursuant to a Release Agreement by and between Mr. Holms and Mr. Eddington dated October 31, 2014.

Mr. Holms acquired 13,117,500 shares of Issuer Common Stock from Val Holms pursuant to a representation agreement by and among Allan Holms, Val Holms, Mari Holms and Doubek, Pyfer, & Fox, LLP dated August 1, 2016 (the “Representation Agreement”) and Irrevocable Stock/Bond Power Forms executed by Val Holms for the stock certificates dated December 10, 2016 (the “Stock Powers”). Pursuant to the Representation Agreement, Allan Holms received the shares in exchange for payment to legal counsel of a $10,000 retainer and agreeing to pay legal fees incurred by Val, and agreeing to split with Val and Mari Holms any recovery in the case of Bakken Resources, et al. vs. Holms, et al. and related litigation, which final amount has not yet been determined.

Allan Holms acquired an additional 13,117,500 shares of Issuer Common Stock previously held by Val Holms pursuant to an Assignment Agreement by and between Val Holms and Allan Holms dated December 10, 2016 (the “Assignment Agreement”) and Stock Powers executed by Val Holms on December 10, 2016 in consideration for Allan Holm’s agreement to a global release of all Val Holm’s obligations to Allan Holms, including obligations as of December 10, 2016 valued at $1,088,000 plus a release of any past and future claims that may arise in the future, including payment of future legal fees incurred by Val in the case of Bakken Resources, et al. vs. Holms, et al. and related litigation, which final amount has not yet been determined.

The source of Mr. Holm’s funds for the above referenced transactions was his personal savings.

Item 4.	Purpose of the Transaction.

Mr. Holms purchased the shares of the Issuer’s Common Stock for investment purposes. It is also Mr. Holm’s intent to assert he should be recognized as a member of the Issuer’s Board of Directors and officer of the Company pursuant to the prior efforts of certain shareholders of the Issuer to remove the Issuer’s prior Board of Directors and appoint Mr. Holms and two other individuals to serve as the Issuer’s Board of Directors and to appoint Mr. Holms as President of the Company.

On July 20, 2016, Mr. Holms executed a Shareholder Action by Written Consent Without a Meeting (the “Consent”) appointing himself, and two other individuals as directors of the Issuer. Mr. Holms executed the Consent on behalf of himself and as proxy for two other shareholders of the Issuer holding an aggregate of 31,505,000 shares of Issuer Common Stock. The validity of the Consent and the present constitution of the Issuer’s Board of Directors and executive management is currently the subject of ongoing litigation.

CUSIP No. 05758P107

Item 5.	Interest in Securities of the Issuer.

The responses of Mr. Holms to rows (7) through (13) of the cover pages of this Schedule 13D are incorporated herein by reference.

(a)	According to the Company, the total number of outstanding shares of the Common Stock as of September 29, 2016 was 56,735,350. As of the date of this filing, Mr. Holms, may be deemed to beneficially own, as that term is defined in Rule 13d-3 under the Securities Exchange Act, an aggregate of 26,590,000 shares of Common Stock, which represents approximately 46.87% of the shares of Common Stock outstanding.

(b)	Mr. Holms, has sole voting power with regard to 26,590,000 shares of Common Stock, which represents approximately 46.87% of the shares of Common Stock outstanding.

(c)	The responses of Mr. Holms to Item 3 above is incorporated by reference herein.

Allan Holms acquired 13,117,500 shares of Issuer Common Stock previously held by Val Holms pursuant to the Assignment Agreement and Stock Powers executed by Val Holms on December 10, 2016 in consideration for Allan Holm’s agreement to a global release of all Val Holm’s obligations to Allan Holms, including obligations as of December 10, 2016 valued at $1,088,000 plus a release of any past and future claims that may arise in the future, including payment of future legal fees incurred by Val in the case of Bakken Resources, et al. vs. Holms, et al. and related litigation, which final amount has not yet been determined.

(d)	To the knowledge of Mr. Holms, no person other has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Common Stock that is the subject of this Schedule 13D.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The responses of Mr. Holms to Item 3 above is incorporated by reference herein.

Except as described above or elsewhere in this Schedule 13D or incorporated by reference in this Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between Mr. Holms and any other person with respect to any securities of the Company, including, but not limited to, transfer or voting of any securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Material to Be Filed as Exhibits

n/a

CUSIP No. 05758P107

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2017

/s/ Allan G. Holms
Allan G. Holms

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